                                                                     Exhibit 11

                            DARDEN RESTAURANTS, INC.
           DETERMINATION OF COMMON SHARES AND COMMON SHARE EQUIVALENTS
                                 (IN THOUSANDS)



                                                    Thirteen Weeks Ended
--------------------------------------------------------------------------------
                                             August 24, 1997     August 25, 1996
--------------------------------------------------------------------------------

Computation of Shares:

  Weighted average number of shares
    outstanding............................       152,700            157,700

  Net shares resulting from the
    assumed exercise of certain stock
    options (a)............................           900(b)           1,100(b)
                                                  -------            -------

  Total common shares and common share
    equivalents............................       153,600            158,800
                                                  =======            =======

--------------------------------------------------------------------------------

NOTES TO EXHIBIT:

(a) Common share equivalents are computed by the "treasury stock" method. This method first determines the number of shares issuable under stock options that had an option price below the average market price for the period, and then deducts the number of shares that could have been repurchased with the proceeds of options exercised.

(b) Common share equivalents for the thirteen weeks ended August 24, 1997 and August 25, 1996 are not material. As a result, earnings per share has been computed using the weighted average number of shares outstanding of 152,700 and 157,700, respectively.


                                       22